File No. 70-8733

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 9
                        (Post-Effective Amendment No. 6)
                                       to
                           APPLICATION OR DECLARATION
                                       on
                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

         THE SOUTHERN COMPANY                         SOUTHERN                      MOBILE ENERGY SERVICES
      270 Peachtree Street, N.W.                    ENERGY, INC.                        HOLDINGS, INC.
        Atlanta, Georgia  30303                  900 Ashwood Parkway                  900 Ashwood Parkway
                                                      Suite 500                            Suite 450
            SOUTHERN ENERGY                    Atlanta, Georgia  30338              Atlanta, Georgia  30338
             NORTH AMERICA,
                 INC.                            SEI HOLDINGS, INC.
          900 Ashwood Parkway                    900 Ashwood Parkway                   SEI EUROPE, INC.
               Suite 500                              Suite 500                       900 Ashwood Parkway
        Atlanta, Georgia  30338                Atlanta, Georgia  30338                     Suite 500
                                                                                    Atlanta, Georgia  30338
                       SOUTHERN ENERGY INTERNATIONAL, INC.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338


               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

Tommy Chisholm, Secretary                             Thomas G. Boren, President
  The Southern Company                                      SEI Holdings,  Inc.
270 Peachtree Street, N.W.                                900 Ashwood Parkway
 Atlanta, Georgia  30303                                       Suite 500
                                                        Atlanta, Georgia  30338


                   (Names and addresses of agents for service)

           The Commission is requested to mail signed copies of all orders, notices and communications to:


                     W.L. Westbrook                      Thomas G. Boren, President
                Financial Vice-President                     SEI Holdings, Inc.
                  The Southern Company                       900 Ashwood Parkway
               270 Peachtree Street, N.W.                         Suite 500
                 Atlanta, Georgia  30303                   Atlanta, Georgia  30338

                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216

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                              INFORMATION REQUIRED

     Item 1. Description of Proposed Transaction.  Item 1.1 as filed in
Amendment No. 8 (Post-Effective No. 5) is hereby amended to read as follows:

     1.1 Background. SEI Holdings, Inc. ("Holdings") is a wholly-owned non-utility subsidiary of The Southern Company ("Southern"), a registered holding company under the Act. Through Holdings and other direct and indirect subsidiaries of Holdings, Southern has acquired and currently holds interests in "exempt wholesale generators" ("EWGs"), as defined in Section 32, and "foreign utility companies" ("FUCOs"), as defined in Section 33. By order dated February
2, 1996 (Holding Company Act Release No. 26468) (the "Initial Order") in this proceeding, Holdings is currently authorized, among other things, to acquire the securities of one or more special-purpose subsidiaries (called "Intermediate
Subsidiaries") organized exclusively for the purpose of acquiring and holding one or more EWGs or FUCOs or subsidiaries (called "Energy-Related Companies") which derive or will derive substantially all of their revenues from the ownership and/or operation of certain categories of non-utility businesses, namely: "qualifying facilities" (as defined in the Public Utility Regulatory
Policies Act of 1978, as amended); steam production, conversion and distribution; and brokering and marketing of electricity and other energy commodities.1 Holdings is also authorized to acquire and hold certain other kinds of non-utility subsidiaries.2

1 The Initial Order, as it pertained to power marketing subsidiaries of Holdings, was modified by order dated September 26, 1996 (Holding Company
     Act No. 26581) in File No. 70-8823. Further, certain aspects of the Initial
     Order, as it pertains to "Energy-Related Companies," may be superseded upon the effectiveness of new Rule 58, 17 C.F.R. P. 250.58.

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     By supplemental order dated July 17, 1996 (Holding Company Act Release No.
26543) in this proceeding (the "Supplemental Order"), Holdings and its subsidiaries were authorized to pay dividends to their parent companies from time to time through June 30, 1997, out of capital and unearned surplus
(including revaluation reserve) to the extent permitted by applicable law. The
Commission reserved jurisdiction over the payment of dividends out of capital or unearned surplus by subsidiaries of Holdings that are Energy-Related Companies which derive substantially all of their revenues from brokering or marketing of energy and by other categories of Energy-Related Companies that Holdings may be authorized to acquire by subsequent rule.3

     The Supplemental Order also granted Southern, Holdings, Southern Energy and Mobile Energy Services Holdings, Inc. ("Mobile Energy"), also a wholly-owned subsidiary of Southern, an extension through June 30, 1997, in which to consummate certain other proposed transactions relating to (i) the transfer of Southern Energy's common stock to Holdings, (ii) the transfer of the stock of certain subsidiaries of Southern Energy to other direct or indirect subsidiaries of Holdings, and (iii) the issuance by Mobile Energy to Southern of one or more series of preferred stock and the contribution thereof by Southern to Holdings. Although the transactions described in (i) and (ii), above,

2    Specifically,  one subsidiary of Holdings,  Southern  Energy North America,
     Inc.  (formerly Southern Electric  Wholesale  Generators,  Inc.) ("Domestic
     Holdings"  in the Initial  Order) is the  umbrella  company  for  Holdings'
     domestic operations, and another subsidiary, Southern Energy International,
     Inc. (formerly SEI Newco 1, Inc.) ("Foreign Holdings" in the Initial Order)
     is the umbrella company for Holdings'  international  operations.  Holdings was also authorized to acquire from Southern the shares of Southern Energy,
     Inc. (formerly Southern Electric International,  Inc.) ("Southern Energy"),
     and  to  acquire  the   securities  of  one  or  more  direct  or  indirect
     subsidiaries (called "Special Purpose Subsidiaries") organized to engage in any of  those  activities  or  businesses  in  which  Southern  Energy  has previously been authorized to engage.

3    At  the  time  the  Supplemental  Order  was  issued,  the  Commission  was
     considering   a  rule   proposal,   recently   adopted  as  Rule  58,  that
     conditionally  exempts the acquisition of securities of certain  categories of  "energy-related"  companies.  Also pending was an application  filed by
     Holdings to restate its authority  with respect to investments in power and energy  brokering and marketing  subsidiaries,  which was approved by order dated September 26, 1996 (Holding Company Act Release No. 26581).


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have been consummated or are expected to be consummated prior to June 30, 1997,
MESH has not yet issued any shares of preferred stock, and, for various business reasons, may not be in a position to do so prior to June 30, 1997.

     Item 1.2 as filed in Amendment No. 8 (Post-Effective No. 5) is hereby amended to read as follows:

     1.2 Proposed Modification to Supplemental Order. Holdings now requests a modification of and an extension to the Supplemental Order which would permit
Holdings and each current and future subsidiary of Holdings to pay dividends with respect to the securities of such companies, from time to time through June
30, 2000, out of capital or unearned surplus (including revaluation reserve), to the extent permitted under applicable law. Holdings requests that the Commission reserve jurisdiction over the payment of dividends out of capital or unearned surplus by any current or future subsidiary company of Holdings that derives any material part of its revenues from the sale of goods, services, electricity or natural gas to any of Southern's five domestic electric utility subsidiaries4 or to Southern Company Services, Inc.

     The applicants also respectfully request a further extension through June
30, 1998 to consummate the proposals relating to Mobile Energy's preferred stock and request authority for Southern or Holdings to contribute the preferred stock of Mobile Energy referred to in Item 1.1 herein to Southern Energy
North America,  Inc. In all other respects,  these transactions will be


4    These include  Alabama Power  Company,  Georgia Power  Company,  Gulf Power
     Company,  Mississippi  Power  Company,  and  Savannah  Electric  and  Power
     Company. 5 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

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carried out in accordance with the terms and conditions contained in the Initial
Order and the Supplemental Order.


Item 2.  Fees, Commissions and Expenses.

         Item 2 as filed in Amendment No. 8 (Post-Effective Amendment No. 5) is hereby amended to read as follows:

         The additional fees, commissions and expenses to be paid or incurred in connection with the transactions proposed in this Post-Effective Amendment are estimated not to exceed $2,000.

Item 3.   Applicable Statutory Provisions.

         Item 3 is hereby amended by replacing the Rule 54 Analysis filed in Amendment No. 8 (Post-Effective Amendment No. 5) with the following:

         Rule 54 Analysis: The proposed transactions are also subject to Rule
54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At May 31, 1997, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.117 billion, or about
56.78% of Southern's "consolidated retained earnings," also as defined in Rule
53(a)(1), for the four quarters ended March 31, 1997 ($3,728 million). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's

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financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding
Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and
Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. certain transactions by the Applicants as described in Item 1.1 herein) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other

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factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end
1996, that ratio was 52.9% equity and 47.1% debt (including $1.74 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs); and as of March 31, 1997, following completion of Southern's acquisition of a controlling interest in Consolidated Electric Power Asia Ltd., the comparable ratio was 48.7% equity and 51.3% debt (including $3.82 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). On a pro forma basis, the proposed transactions contemplated in the instant filing have no effect on consolidated capitalization. The common equity component of Southern's pro forma consolidated capitalization represents 37.7% of total capitalization at March 31, 1997. Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern Company. Specifically, in January 1997 Standard & Poor's assigned Southern Company its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995.
Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the

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affiliated operating companies, which have a strong influence on the Southern
Company corporate rating, are all "A+". As a point of reference, the consolidated pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 42.8%, which is solidly below the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.5

         Southern's consolidated retained earnings grew on average approximately
8.8% per year from 1991 through 1995. In 1996, consolidated retained earnings increased $280,365,000, or slightly more than 8%. The small reduction in the rate of earnings growth was primarily attributable to reduced domestic utility sales due to mild weather conditions throughout most of 1996 in the southeastern
United States. Earnings attributable to Southern's investments in EWGs and FUCOs continued to contribute modestly to consolidated retained earnings.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.

         Reference is made to Exhibit I filed herewith which reflects capitalization at March 31, 1997 and the Statement of Income for the twelve months ended March 31, 1997 for The Southern Company and subsidiaries consolidated. In addition, the exhibit is adjusted to give effect to certain transactions proposed by Georgia Power Company and Gulf Power Company.

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Item 6.  Exhibits and Financial Statements.
         (a)      Exhibits:
                  F        -      Opinion of Troutman Sanders LLP.

                  I        -     Capitalization and Income Statement of The
                                 Southern Company and Subsidiary Companies
                                 after giving effect to certain transactions.


                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
Dated:  June 30, 1997

                                 THE SOUTHERN COMPANY

                                 By:/s/ Tommy Chisholm
                                     Tommy Chisholm
                                     Secretary


                                 MOBILE ENERGY SERVICES HOLDINGS, INC.

                                 By: /s/ Tommy Chisholm
                                     Tommy Chisholm
                                     Secretary


                                 SOUTHERN ENERGY, INC.

                                 By: /s/ Tommy Chisholm
                                          Tommy Chisholm
                                       Vice President and Secretary

      (Signatures  Continued on Next Page)

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




                                      SEI HOLDINGS, INC.

                                  By: /s/ Tommy Chisholm
                                           Tommy Chisholm
                                           Secretary


                                  SOUTHERN ENERGY NORTH AMERICA, INC.

                                  By: /s/ Tommy Chisholm
                                           Tommy Chisholm
                                           Secretary


                                  SEI EUROPE, INC.

                                  By: /s/ Tommy Chisholm
                                           Tommy Chisholm
                                           Secretary


                                  SOUTHERN ENERGY INTERNATIONAL, INC.

                                  By: /s/ Tommy Chisholm
                                           Tommy Chisholm
                                           Secretary

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